Exhibit 99.2

PARAZERO TECHNOLOGIES LTD.’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our lack of operating history;

●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for more than one year from the date that the financial statements are issued;

●	our ability to obtain necessary regulatory approvals from the U.S. Federal Aviation Administration or other governmental agencies, or limitations put on the use of small unmanned aerial systems (“UASs”) in response to public privacy concerns;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for drone safety systems;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	acceptance of our business model by investors; and

●	other risks and uncertainties, including those listed in the section titled “Risk Factors” in the Company’s final prospectus filed with the SEC on July 27, 2023 (the “Final Prospectus”).

The preceding list is not intended to be an exhaustive list of any forward-looking statements and are based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward- looking statements after the date hereof to conform these statements to actual results or to changes in our expectations.

Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and the related notes included in our Final Prospectus, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2023, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in U.S. dollars, except as otherwise noted.

Overview

Parazero Technologies Ltd. (the “Company”), is an aerospace company that is focused on drone safety systems and engaged in the business of designing, developing, and providing what we believe are best-in-class autonomous parachute safety systems for commercial drones, also known as UASs. Our company was founded by a group of aviation professionals, together with veteran drone operators, to address the drone industry’s safety challenges. Our goal is to enable the drone industry to realize its greatest potential through increasing safety and mitigating operational risk.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, sales and marketing expenses, general and administrative expenses and prospectus initial public offering expenses. To date, we have not generated significant revenues.

Comparison of the Six Months Ended June 30, 2023 to the Six Months Ended June 30, 2022

Results of Operations

	Six months ended June 30,
(in USD)	2023	2022
Sales	344,819	145,093
Cost of sales	194,104	128,435
Gross profit	150,714	16,658
Research and development expenses	216,181	307,396
Selling and marketing expenses	94,339	135,585
General and administrative expenses	101,877	327,415
Prospective initial public offering expenses	106,754	405,777
Operating Loss	368,436	1,159,515
Financial expenses (income), net	64,888	(211,139)

Total Comprehensive and net Loss	433,324	948,376

Sales

Sales increased by $199,726, or 137.7%, to $344,819 for the six months ended June 30, 2023, compared to $145,093 for the six months ended June 30, 2022. This increase was mainly attributed to that fact, that we faced higher demand to aftermarket products due to new markets and regulatory advancements and also due to OEM orders from 2022 that materialized during H1 2023 and recognized accordingly.

Cost of sales

Cost of sales increased by $65,669, or 51%, to $194,104 for the six months ended June 30, 2023, compared to $128,435 for the six months ended June 30, 2022. This increase was mainly attributed to the increase in sales.

Research and Development Expenses

Our research and development expenses for the six months ended June 30, 2023, amounted to $216,181 a decrease of $91,125 or 30%, compared to $307,396 for the six months ended June 30, 2022. The decrease was primarily attributable to a decrease of $55,000 in patents renewal costs that were due in the compared period in 2022 and a decrease of $45,000 in subcontractor costs. due to completion of development of new products.

Selling and marketing expenses

Our selling and marketing expenses totaled $94,339 for the six months ended June 30, 2023, a decrease of $41,246 or 30%, compared to $135,585 for the six months ended June 30, 2022. The decrease was primarily attributable to lower subcontractors’ expenses required to manage the available cash of the Company.

General and administrative expenses

Our general and administrative expenses totaled $101,877 for the six months ended June 30, 2023, a decrease of $225,538 or 69%, compared to $327,415 for the six months ended June 30, 2022. The decrease was primarily attributable to a decrease of $77,000 and $66,000 in payroll and related expenses and professional services, respectively, due mainly to adjustment in salary and professional services required to manage the available cash of the Company.

Prospective initial public offering expenses

Our prospective initial public offering expenses totaled $106,754 for the six months ended June 30, 2023 a decrease of $299,023 or 74% compared to $405,777 for the six months ended June 30, 2022. Prospective initial public offering expenses include the portion of IPO (defined below) expenses related to selling shareholders and includes specifically identifiable incremental expenses directly related to the preparation and filing of the registration statement on Form F-1, such as legal, advisors and printing expenses.

Finance expenses (income), net

Finance expenses, net for the six months ended June 30, 2023, was $64,888, out of which $96,883 was interest expenses with respect to funding from related party, that was offset partially by exchange rate differences, compared to finance income, net of $211,139 for the six months ended June 30, 2022 attributable mainly to income from exchange rate differences related to a Parent Company.

Comprehensive and net loss

Comprehensive and net loss decreased by $515,052, or 54%, to $433,324 for the six months ended June 30, 2023, compared to a net loss of $948,376 for the six months ended June 30, 2022. The decrease was mainly the result of increase in Company’s sales and decrease in operating expenses (including a decrease of $299,023 in prospective initial public offering expenses) that was offset partially by an increase in the finance expenses, net.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). A comprehensive discussion of our critical accounting policies is disclosed in our final Prospectus dated July 26, 2023 and filed with the SEC on July 27, 2023, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2023, included elsewhere in this Report Form 6-K.

Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2023, we have funded our operations principally with approximately $12.8 million (net of issuance expenses) from the issuance of our equity securities, funds received pursuant certain Simple Agreements for Future Equity (“SAFEs”) entered between the company and certain investors in an aggregate amount of $1.5 million, a loan received from a related party in a total amount of $0.75 million and $0.8 million with grants from the Israeli Innovative Authority and loans from our shareholders. As of June 30, 2023, we had approximately $84,945 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	Six months ended June 30,
(in USD)	2023	2022

Operating activities	(249,184)	(1,401,402)

Investing activities	(677)	(8,447)

Financing activities	245,000	1,538,142

Net increase (decrease) in cash and cash equivalents	(4,861)	128,293

Operating Activities

Net cash used in operating activities of $249,184 during the six months ended June 30, 2023.

Net cash used in operating activities during the six months ended June 30, 2022 was $1,401,402.

The decrease in the negative cash flow is mainly due to a decrease in current losses during the period.

Investing Activities

Net cash used in investing activities decreased by $7,770 to $677 for the six months ended June 30, 2023, compared to $8,447 for six months ended June 30, 2022, which was used to purchase computers and office equipment.

Financing Activities

Net cash provided by financing activities of $245,000 during the six months ended June 30, 2023, consisted of a loan received from a related party.

Net cash provided by financing activities of $1,538,142 during the six months ended June 30, 2022, consisted of the entry into certain Simple Agreements for Future Equity (“SAFEs”) in amount of $1,514,928.

Current Outlook

We have financed our operations to date primarily through revenues from sale of our products, proceeds from issuance of our Ordinary Shares and grants from the Israel Innovation Authority . We have incurred losses and generated negative cash flows from operations since inception in June 2013.

As of June 30, 2023, our cash and cash equivalents were $84,945. In addition, On July 31, 2023, we closed an initial public offering (“IPO”) in which we received gross proceeds of approximately $7.8 million before deducting underwriting discounts and commissions and before offering expenses ($6.0 million net proceeds after deducting approximately $0.8 million of underwriting discounts and commissions and approximately $1.0 million of other offering costs).We expect that we will require additional capital to develop our next generation flight computer including algorithm optimization, AI (artificial intelligence) layer development and optical sensors input integration, as well as to commercialize our new product. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	our ability to market and sell our products and to generate revenues;

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings, through the utilization of our current financial resources and sales of our products. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for commercialization efforts with respect to our products.

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